FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2006

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

570 Pender Street W., #789, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1. News Release dated June 15, 2006- International KRL Resources Corp. Completes   Phase One Of Spin Off Of Copper Hill Property

2. News Release dated June 12, 2006- Diamond Drill Program Underway On International KRL Resources’ Nor Project

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: 10 July, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: June 15, 2006

INTERNATIONAL KRL RESOURCES COMPLETES PHASE ONE OF SPIN OFF OF COPPER HILL PROPERTY

Thursday, June 15, 2006 - International KRL Resources Corp. (the “Company”) (TSX-V:IRK) today announced that it has completed the first stage of its plan to spin-off the Company’s interest in the Copper Hill project (mineral claims, mineral leases and option) located on the Larder Lake Break in the Abitibi Greenstone belt of Northern Ontario.

Effective May 31, 2006 all of the assets comprising the Copper Hill Project were sold and transferred to Golden Harp Resources Inc. (“Golden Harp”) a newly incorporated British Columbia company wholly owned by International KRL Resources Corp. The price for the Copper Hill Property was established at $3,200,000. International KRL Resources received 10,000,000 fully paid Common Shares of Golden Harp at a deemed issue price of $0.32 per share as payment for the property.  The transfer price was determined by the Board of Directors of International KRL Resources, taking into consideration the total expenditures made by the Company to date on the Copper Hill property.

The next step requires Golden Harp to seek Reporting Issuer status in British Columbia, Alberta and Ontario and to list its common shares for trading on either the TSX Venture Exchange or the CNQ Exchange.  Once the regulatory approvals are obtained and Golden Harp becomes a Reporting Issuer, International KRL Resources will seek the approval of the Supreme Count of British Columbia to reduce its stated capital and distribute, as of the record date for distribution, the common shares of Golden Harp to International KRL’s shareholders on a pro rata basis.

The Company will issue press releases at various stages throughout implementation of the Plan and will establish a record date for the distribution of the Golden Harp Common Shares and issue a press release with respect to the distribution in advance to allow International KRL warrant holders to exercise their rights.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia.  A 15,000-metre diamond drill program just began on the NOR, IOCG project in the Yukon.  For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

ON BEHALF OF THE BOARD

“Judith Mazvihwa”

Judith T. Mazvihwa

CFO and Director

For Further Information Contact:
International KRL Resources Corp.
Judith T. Mazvihwa, CFO

T: 604-689-0299 E: jmazvihwa@krl.net

TF-Canada: 1-877-689-6130

TF-USA: 1-800-665-3772

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: June 12, 2006

DIAMOND DRILL PROGRAM UNDERWAY ON INTERNATIONAL KRL RESOURCES’ NOR PROJECT

Monday, June 12, 2006 - International KRL Resources Corp. ("the Company") (TSX-V:IRK) today announced that the 15,000-metre diamond drill program has begun on the NOR iron oxide-copper-gold project in the Yukon.

The objective of the program is to determine the extent of the NOR heterolithic hematite-rich diatreme breccia along an 8 km strike length and to evaluate mineralization that may be associated with the copper-uranium-gold-rare earth geochemical anomalies outlined during the 2005 exploration program. The property is also associated with a very large magnetic and gravity anomaly. This drill program should provide an initial evaluation of the potential of the NOR property to host an Olympic Dam-type deposit.

The proposed drill program is comprised of 8 parallel drill sections at right angles to the trend of the NOR ridge along its 8 km strike length. Each section will consist of 4 to 6 holes for a total of 1800 to 2100 metres per section.  The Company expects the program to last several months. Assays will be reported as they are received.

The NOR property is comprised of 236 contiguous mining claims covering approximately 48 sq. km. The property is located on the east side of the Richardson Mountains in the Yukon Territory, 65 km east of the Dempster Highway and approximately 395 km north of Dawson City.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young7

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.